

April 7, 2014

Via facsimile
Mr. Robert R. McEwen
Chief Executive Officer
McEwen Mining, Inc.
181 Bay Street - Suite 4750
Toronto, Ontario
Canada M5J 2T3

Re: McEwen Mining, Inc.
Form 10-K for the Year Ended December 31, 2012
Filed March 11, 2013
Correspondence dated March 25, 2014
File No. 001-33190

Dear Mr. McEwen:

We have reviewed your filing and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Item 9.A. Controls and Procedures, page 103

1.   We have reviewed your response to previous comment number 4 in which you appear to be making the point that your disclosure controls and procedures were effective except where they were not, as evidenced by the failure to provide financial statements for MSC pursuant to Rule 3-09 of Regulation S-X. We do not believe that this is encompassed in the concept of the "reasonable assurance" level of effective disclosure controls and procedures. The failure to provide financial statements for a significant equity investee constitutes a material weakness in disclosure controls and procedures at a minimum, and results in an ineffective conclusion regarding the disclosure controls and procedures at a

maximum. It appears to us that "reasonable assurance" would account for failures in disclosure controls and procedures at a much less significant level. Accordingly, please reconsider whether you had a material weakness in your disclosure controls and procedures and whether this material weakness rose to a level that resulted in your disclosure controls and procedures being ineffective.

You may contact Brian McAllister at (202) 551-3341 if you have questions regarding the financial statements and related matters. You may contact George Schuler at (202) 551-3718 if you have any questions regarding engineering or related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining